FreightCar America, Inc.

125 South Wacker Drive, Suite 1500

Chicago, Illinois 60606

September 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Evan Ewing

Re:          Freightcar America, Inc.

Registration Statement on Form S-3

Filed August 27, 2021

File No. 333- 259124

Dear Mr. Ewing:

Pursuant to Rules 460 and 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Freightcar America, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on September 9, 2021, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

FREIGHTCAR AMERICA, INC.

By: /s/ Terence R. Rogers
Name: Terence R. Rogers
Title: Chief Financial Officer

cc:       David A. Sakowitz, Winston & Strawn LLP